

August 14, 2014

Via E-mail
Bart C. Shuldman
Chairman of the Board and Chief Executive Officer
TransAct Technologies, Inc.
One Hamden Center
2319 Whitney Avenue, Suite 3B
Hamden, CT 06518

    Re: TransAct Technologies, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed March 14, 2014
                File No. 000-21121

Dear Mr. Shuldman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

Certain Customers, page 3

1.   We note your disclosure that a certain "Customer A" represented 12%, 15% and 13% of your total net sales in the years ended December 31, 2013, 2012 and 2011, respectively. You have identified GTECH as the other significant customer, which represents 12%, 18% and 26% of your total net sales in 2013, 2012 and 2011, respectively. Please tell us, with a view toward future disclosure, what consideration you gave to disclosing this customer's name and discussing your relationship with the customer. See Item 101(c)(1)(vii) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-9

2.   We note your disclosure that your Epicentral solution is comprised of both a software and hardware component that are integrated to deliver the system's full functionality. We further note your disclosure that such arrangements are accounted for in accordance with ASC 605-25 as well as ASC 985-605. Please provide us with additional details regarding your Epicentral solution that supports accounting for these arrangements under ASC 985-605 including your consideration for the guidance in ASC 985-605-15-4.e.

3.   We also note your Epicentral solution includes multiple elements including installation and free maintenance. Please tell us the accounting literature and methods you are using to allocate amounts to each element in these arrangements. In this regard, we note your disclosure that you allocate arrangement consideration based on the relative fair value of the units of accounting which implies you are relying on ASC 985-605, considering the use of fair value to allocate arrangement consideration is no longer used under ASC 605-25. Please revise your disclosures accordingly to comply with the guidance in ASC 605-25-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bart C. Shuldman
TransAct Technologies, Inc.
August 14, 2014
Page 3

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Kim, Staff Attorney, at (202) 551-3579 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Via E-mail
Steven A. DeMartino
President, Chief Financial Officer, Treasurer and Secretary

David Fine
Ropes & Gray